Mail Stop 3561

September 19, 2008

James S. Pignatelli
Chairman, President and Principal Executive Officer
Unisource Energy Corporation
One South Church Avenue
Suite 100
Tucson, Arizona 85701

>   **Re: Unisource Energy Corporation**
>   **Form 10-K**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 24, 2008**
>   **File No. 001-13739**
>
>   **Tucson Electric Power Company**
>   **Form 10-K**
>   **Filed February 29, 2008**
>   **File No. 001-05924**

Dear Mr. Pignatelli:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

SEC Reports Available On Unisource Energy's Website, page K-17

1. Although you state that a copy of your code of ethics (and any amendments made thereto) is available on your website, we were not able to locate this; we note, however, that you do make available a Code of Conduct, however, it does not appear to cover the requirements of Item 406 of Regulation S-K. Please tell us where your Code of Ethics is located on your website.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31(a), 31(b), 31(c) and 31(d)

2. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d). In future filings, please use the form of certification set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Elements of Compensation, page 14

Short-Term Incentive Compensation (Cash Awards), page 14

3. You state in the last paragraph on page 14 that the "Committee set a performance target of $1.49 Diluted EPS for the CEO's short-term incentive award, and provided that upon attainment of that target, the CEO could be paid a maximum of $2 million…." Please disclose why your CEO has a lower EPS target than your other executives and employees. Please also discuss whether $1.49 was part of a range (i.e., if it is the threshold, target or maximum amount) for this performance measure.

Financial and Operating Performance Objectives - 2007, page 15

4. The table indicates that the 2007 EPS target range was $1.55 (threshold) to $1.95 per share (outstanding) and that the 2007 O&M target range was $276 million (threshold) to $266 million (outstanding). Under the heading "2007 PEP Results" at the top of page 16, you state that "In 2007, the Company achieved $1.57 per share of diluted EPS, which was above the threshold level, but only 55% of the target level." You also state that your "O&M expenses for 2007 were $269.7 million, which was 113%" of your cost containment target. Please explain tell us how you determined that $1.57 per share of

diluted EPS was 55% of the target level. Please also explain to us how you determined that $269.7 was 113% of your cost containment target.

Summary Compensation Table, page 22

5. Footnote three to the table includes cash awards both for 2006 and 2007 PEP Awards as well as installment payments under the 2004 LTIP. Please disclose the terms of the 2004 LTIP awards that were payable in 2006 and 2007 under the heading "Short-Term Incentive Compensation (Cash Awards)" on page 14 or in another appropriate place.

Grants of Plan-Based Awards – 2007, page 24

6. Please tell us why your maximum estimated future payout under non-equity incentive plan awards for Mr. Pignatelli does not reflect the maximum award of $2 million reflected under the heading "Short-Term Incentive Compensation (Cash Awards)" on page 14.

Outstanding Equity Awards at Fiscal Year-End – 2007, page 25

7. Footnote three to this table states that the share numbers reflected in the "Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested" column include unearned performance shares both for the "prorated achievement of the EPS goal at threshold and the cash flow goal at target, because the Company would have achieved those levels of performance if the performance period had ended on December 31, 2007." However, it appears that you achieved the maximum for the cash flow goal for both the 2006-08 and 2007-09 performance share grants.

These numbers should be reported based on achieving threshold performance goals, except that if performance during the last completed fiscal year (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured) has exceeded the threshold, the disclosure shall be based on the next higher performance measure (target or maximum) that exceeds the last completed fiscal year's performance (or, if the payout is based on performance to occur over more than one year, the last completed fiscal years over which performance is measured). Refer to Instruction 3 to Item 402(f) of Regulation S-K and Response 122.01 our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. Accordingly, please revise to disclose these amounts based on achievement of the maximum cash flow or tell us why you believe this is not appropriate.

8. The text of footnote two to the table lists the components of severance benefits payable upon a change in control and includes "e) enhanced retirement benefits, [and] f) medical benefits continuation [for five years] …." The table included in footnote two detailing these benefits contains columns that do not appear to correspond with the list in the text

of footnote two. Specifically, the sixth and seventh columns refer to "Enhanced Benefits" and "Pension." Please clarify if these are the same as items e) and f) in the text of footnote two.

9. Please tell us if the potential payments set forth in the table on page 30 include all payments noted in the last paragraph on page 31.

Director Compensation, page 33

10. Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in your director compensation table. For example, please explain the circumstances under which the directors were granted the stock options set forth in footnote 5 to the table. Also, please consider setting forth the information in footnotes 4 and 5 to this table in a tabular format within the footnotes. Refer to Item 402(k)(3) of Regulation S-K.

Compensation Committee Interlocks and Inside Participation, page 40

11. Please provide the disclosure required by Item 407(e)(4)(iii)(C) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director